UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                ZIXIT CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   98974P 10 0
                                 (CUSIP NUMBER)
                                                    - copy to -
     George W. Haywood                   Gary T. Moomjian, Esq.
     c/o Cronin & Vris, LLP              Kaufman & Moomjian, LLC
     380 Madison Avenue                  50 Charles Lindbergh Blvd., Suite 206
     24th Floor                          Mitchel Field, New York 11553
     New York, New York 10017            (516) 222-5100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 3, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P 10 0                                       Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    George W. Haywood

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)
          PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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NUMBER OF                  7        SOLE VOTING POWER
SHARES                                  3,709,173
                      ----------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                               95,000 (1)
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                               3,709,173
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                       95,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,804,173 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------
(1) Includes 30,000 shares owned by wife and 65,000 shares owned jointly with mother.


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

ITEM 1.   SECURITY AND ISSUER.

     The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Zixit Corporation (the "Company"). The Company's principal executive offices are located at 2711 N. Haskell Avenue, Suite 2300, LB36, Dallas, Texas 75204-2960.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by George W. Haywood.

     (b) The business address for Mr. Haywood is c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017.

     (c) Mr. Haywood is a private investor.

     (d) Mr. Haywood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Haywood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Haywood is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Haywood used his own personal funds to purchase 280,376 shares of Common Stock, at an aggregate purchase price of $1,310,981, which acquisition is the event that requires filing of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Haywood acquired shares for investment purposes. Mr. Haywood may purchase additional shares of Common Stock or, alternatively, sell shares of Common Stock, from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

    (a) Aggregate number of shares of Common Stock beneficially owned: 3,804,173
        Percentage: 21.5%

    (b) 1.   Sole power to vote or to direct vote: 3,709,173 (1)
        2.   Shared power to vote or to direct vote: 95,000 (2)
        3.   Sole power to dispose or to direct the
             disposition: 3,709,173 (1)
        4.   Shared power to dispose or to direct the
             disposition: 95,000 (2)

---------------------
     (1) Includes 11,500 shares owned by children.
     (2) Includes 30,000 shares owned by wife and 65,000 shares owned jointly with mother.

     (c) During the 60 days prior to the filing hereof, Mr. Haywood from time to time has purchased shares of Common Stock in the open market, as follows:

                                                              Per Share
         Date of                            Number of         Purchase
         Purchase                           Shares            Price ($)
         --------                           ------            ---------
         May 22, 2002                        7,100            4.55
         May 30, 2002                       10,000            4.30
         May 31, 2002                        6,000            4.39
         June 3, 2002                       30,000            4.34
         June 4, 2002                       13,500            4.38
         June 5, 2002                       13,000            4.30
         June 6, 2002                       35,500            4.35
         June 7, 2002                        6,100            4.39
         June 10, 2002                      50,000            4.75
         June 11, 2002                      31,576            4.83
         June 12, 2002                      60,000            4.83
         June 13, 2002                       8,700            5.05
         June 14, 2002                      30,000            5.00
         June 28, 2002                       2,000            5.40

     (d) Except as set forth in Item 5(b) of this Schedule 13D (which answer is incorporated herein by reference), no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Haywood.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 8, 2002


                                                   /s/George W. Haywood
                                              -------------------------------
                                                     George W. Haywood

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